UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

R.V.B. Holdings Ltd.
 (Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share
(Title of Class of Securities)

M8220U106
(CUSIP Number)

December 31, 2012
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8220U106	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Rubin Zimmerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER --
	6	SHARED VOTING POWER 2,992,069 (1)
	7	SOLE DISPOSITIVE POWER --
	8	SHARED DISPOSITIVE POWER 2,992,069 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,992,069 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.70% (1) (2)
12	TYPE OF REPORTING PERSON (See instructions) IN

(1) This figure includes 2,992,069 shares beneficially owned directly by S.R. Accord Ltd. ("S.R. Accord").  As owner through a company that he controls of 19.9% of the outstanding shares of S.R. Accord, Mr. Zimmerman together with Itschak Shrem, who is Chief Executive Officer, Director, and owner of 16.1% of the outstanding shares of S.R. Accord, are considered by S.R. Accord as its controlling shareholders.  Mr. Zimmerman disclaims beneficial ownership of all shares of the Issuer, as well as the existence of a "group" between or among any of the Reporting Persons for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

(2) Based on 175,981,917 ordinary shares outstanding as of December 31, 2011, excluding 1,040,000 dormant shares held by the Issuer (as reported in the Issuer's Form 20-F/A filed on July 26, 2012).

CUSIP No. M8220U106	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Itschak Shrem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,992,069 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 20,054,893 (2) (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,992,069 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.70% (1) (2)
12	TYPE OF REPORTING PERSON (See instructions) IN

(1) This figure includes 2,992,069 shares beneficially owned directly by S.R. Accord.  As Chief Executive Officer, Director, and owner of 16.1% of the outstanding shares of S.R. Accord, Mr. Shrem together with Rubin Zimmerman, who is owner through a company that he controls of 19.9% of the outstanding shares of S.R. Accord, are considered by S.R. Accord as its controlling shareholders.  Mr. Shrem disclaims beneficial ownership of all shares of the Issuer, as well as the existence of a "group" between or among any of the Reporting Persons for purposes of Section 13(d) of the Exchange Act.

(2) Based on 175,981,917 ordinary shares outstanding as of December 31, 2011, excluding 1,040,000 dormant shares held by the Issuer (as reported in the Issuer's Form 20-F/A filed on July 26, 2012).

CUSIP No. M8220U106	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS S.R. Accord Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 2,992,069 (1)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 2,992,069 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,992,069 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.70% (1) (2)
12	TYPE OF REPORTING PERSON (See instructions) CO

(1) This figure includes 2,992,069 shares beneficially owned directly by S.R. Accord Ltd.  S.R. Accord Ltd. disclaims the existence of a "group" between or among the Reporting Persons for purposes of Section 13(d) of the Exchange Act.

(2) Based on 175,981,917 ordinary shares outstanding as of December 31, 2011, excluding 1,040,000 dormant shares held by the Issuer (as reported in the Issuer's Form 20-F/A filed on July 26, 2012).

Item 1. (a)	Name of Issuer:

R.V.B. Holdings Ltd.

(b)	Address of Issuer's Principal Executive Offices:

21 Haarba'a Street, Tel-Aviv, Israel

Item 2. (a)	Name of Person Filing:

1. Rubin Zimmerman

2. Itschak Shrem

3. S.R. Accord Ltd.

(b)	Address of Principal Business Office:

Rubin Zimmerman – Platinum House, 21 Haarba'a St., Tel Aviv, Israel

Itschak Shrem – Platinum House, 21 Haarba'a St., Tel Aviv, Israel

S.R. Accord Ltd. – Platinum House, 21 Haarba'a St., Tel Aviv, Israel

(c)	Citizenship:

Rubin Zimmerman – Canada

Itschak Shrem – Israel

S.R. Accord Ltd. – Israel

(d)	Title of Class of Securities:

Ordinary Shares

(e)	CUSIP Number:

M8220U106

Item 3.	N.A.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

Each entity and person named in this Schedule 13G disclaims beneficial ownership of any such shares.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any such entity or individual is the beneficial owner of the shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

The entities and persons named in this Schedule 13G may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Exchange Act or for any other purpose, and each of the entities and persons named in this Schedule 13G disclaims the existence of any such group.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N.A.

Item 8.	Identification and Classification of Members of the Group:

N.A.

Item 9.	Notice of Dissolution of Group:

N.A.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2013

Rubin Zimmerman

/s/ Rubin Zimmerman
By: Rubin Zimmerman

Itschak Shrem

/s/ Itschak Shrem
By: Itschak Shrem

S.R. Accord Ltd.

/s/ Itschak Shrem
By: Itschak Shrem Title: Chief Executive Officer

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Agreement of Joint Filing (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on September 13, 2011).